

**UNITED STATES**
**SECURITIES AND EXCHANGE COMMISSION**
WASHINGTON, D.C. 20549-7010

DIVISION OF
CORPORATION FINANCE

February 25, 2010

<u>Via Mail and Facsimile (309-765-5892)</u>

Samuel R. Allen
President
Deere & Company
One John Deere Place
Moline, IL 61265

> **Re:** **Deere & Company**
> **Form 10-K for the Fiscal Year Ended October 31, 2009**
> **Filed December 17, 2009**
> **File No. 1-4121**
> **Response Letter Filed February 10, 2010**

Dear Mr. Allen:

We refer you to our comment letter dated February 1, 2010 regarding possible business contacts with Syria and Sudan. We have completed our review of this subject matter and have no further comments at this time.

Sincerely,

Cecilia Blye, Chief
Office of Global Security Risk

cc: Peggy Fisher
Assistant Director
Division of Corporation Finance